FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA acquires the Barranca Larga-Ventanilla tollroad concession in Oaxaca

Mexico City, April 16, 2012 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced that it acquired the concession for the Barranca Larga-Ventanilla tollroad in the state of Oaxaca through a wholly-owned subsidiary. The concession agreement with the Ministry of Communications and Transportation (SCT) includes the construction, operation, exploitation, and maintenance of the 104 km tollroad for a term of 30 years.

Total investment in the project will be approximately Ps. 5,352 million. The contract will be included in ICA´s construction backlog during the second quarter of 2012 and is expected to be completed in 24 months. The development bank Banobras and the National Infrastructure Fund (FONADIN) will be participating in the financing. The acquisition is subject to customary regulatory approval by the Federal Competition Commission.

The new tollroad will provide a high-speed communication link between the Pacific coast resorts of Huatulco and Puerto Escondido and the capital city of Oaxaca.  The highway is expected to support additional development of the tourist zones and help the economic integration of the inland communities along the route. The four-lane highway is expected to cut travel time between Oaxaca and Puerto Escondido to approximately 100 minutes.

Alonso Quintana, ICA’s Chief Operating Officer, said, “The Barranca Larga-Ventanilla tollroad is a key project for improving transportation and spurring economic development in Oaxaca.  The project is another example of ICA´s ability to execute technically challenging highway projects in a timely manner. The highway will be a valuable addition to ICA’s portfolio of concessioned highways, and strengthen our position as the largest highway operator in Mexico.”

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx/ir.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relacion.inversionistas@ica.com.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.com.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2012
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer